

BB 3/12

'EDSTATES
... XCHANGE COMMISSION
...ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones International Securities, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9697 E. Mineral Ave
(No. and Street)

Centennial CO 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Burke 303 784-8445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th St, Suite 1600 Denver CO 80202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
100
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones International Securities, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public Commission Expires 11/13/2008

TERRIE R. THOMPSON
Notary Public
State of Colorado

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NA
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NA
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. NA
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NA
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NA
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NA

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Jones International Securities, Ltd.

We have audited the accompanying statements of financial condition of Jones International Securities, Ltd. as of December 31, 2006 and 2005 and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones International Securities, Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Hein & Associates LLP
Denver, Colorado
February 26, 2007

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

JONES INTERNATIONAL SECURITIES, LTD.

Statements of Financial Condition

As of December 31, 2006 and 2005

Assets		**2006**		**2005**
Cash	$	58,129	$	58,129
Advances to Jones International, Ltd.		13,807		10,128
Prepaid insurance		832		377
Total assets	$	72,768	$	68,634

Liabilities and Shareholder's Equity				
Shareholder's equity:				
Common stock, $0.01 par value. Authorized, issued and outstanding 1,000,000 shares	$	10,000	$	10,000
Additional paid-in-capital		404,000		354,000
Accumulated deficit		(341,232)		(295,366)
Total shareholder's equity		72,768		68,634
Total liabilities and shareholder's equity	$	72,768	$	68,634

See accompanying notes to financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

Statements of Operations

Years ended December 31, 2006 and 2005

	2006	2005
Operating expenses:		
Professional services	38,046	4,015
Dues and subscriptions	4,976	4,500
Other operating expenses	3,263	1,481
Total operating expenses	46,285	9,996
Loss before income taxes	(46,285)	(9,996)
Income tax benefit (note 6)	419	681
Net loss	$ (45,866)	$ (9,315)

See accompanying notes to financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

Statements of Shareholder's Equity

Years ended December 31, 2006 and 2005

	Common stock		Additional paid-in capital	Accumulated deficit	Total shareholder's equity
	Shares	Amount			
Balances, January 1, 2005	1,000,000	$ 10,000	$ 354,000	$ (286,051)	$ 77,949
Net loss	—	—	—	(9,315)	(9,315)
Balances, December 31, 2005	1,000,000	$ 10,000	$ 354,000	$ (295,366)	$ 68,634
Net loss	—	—	—	(45,866)	(45,866)
Capitalization of advances from Jones International, Ltd.	—	—	50,000	—	50,000
Balances, December 31, 2006	1,000,000	$ 10,000	$ 404,000	$ (341,232)	$ 72,768

See accompanying notes to financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (45,866)	$ (9,315)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in assets and liabilities:		
Increase in prepaid insurance	(455)	(377)
Net cash used in operating activities	(46,321)	(9,692)
Cash flows from financing activities:		
Change in advances from Jones International, Ltd.	46,321	29,626
Net cash provided by financing activities	46,321	29,626
Increase in cash and cash equivalents	—	19,934
Cash and cash equivalents, beginning of year	58,129	38,195
Cash and cash equivalents, end of year	$ 58,129	$ 58,129
Supplemental cash flow disclosures:		
Capitalization of advances from Jones International, Ltd. (Note 3)	$ 50,000	$ —

See accompanying notes to financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

Notes to Financial Statements

December 31, 2006

(1) Organization and Business

Jones International Securities, Ltd. (the "Company") is a wholly owned subsidiary of Jones International, Ltd. ("International"), a holding company with ownership interests in several companies involved in the Internet, e-commerce, software, education, entertainment, and radio programming industries. International is wholly owned by Glenn R. Jones, Chairman of the Board of Directors of the Company. The Company acts as dealer/manager in debt and/or equity offerings on behalf of affiliated entities. In 2000, the Company did not reregister with the Securities and Exchange Commission ("SEC") as a registered broker/dealer and the Company did not renew its membership application with the National Association of Securities Dealers ("NASD"). In 2005, the Company made the decision to register with the SEC as a broker/dealer and applied to renew its membership with the NASD. The application was approved in February 2006.

It is anticipated that the Company will act as dealer/manager in debt and/or equity offerings on behalf of certain of its affiliates beginning in 2007. However, there can be no assurance as to any such offerings materializing. Presently, the Company does not expect that its transactions will involve the safeguarding of securities or the maintenance of customers' securities or other accounts.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity when issued of three months or less to be cash equivalents.

(b) Customer Accounts

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 of the Securities and Exchange Commission for the years ended December 31, 2006 and 2005.

(c) Income Taxes

Beginning in 1998, the Company joined in filing a consolidated income tax return as provided for under the terms of a tax allocation agreement with International and certain of International's subsidiaries. Pursuant to the terms of the income tax allocation agreement, the Company will receive provisions (benefits) for income taxes based on its prorata contribution of taxable income (loss) to International's consolidated taxable income (loss).

The Company accounts for deferred tax liabilities or assets based on the temporary differences between the financial reporting and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when these differences reverse. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits, based upon current circumstances, which are not expected to be realized.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities

at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Affiliates

International owns a controlling interest in a number of subsidiaries. Certain members of management of the Company are also officers or directors of other entities affiliated with International and, from time to time, the Company may have transactions with these entities. Certain expenses are paid by affiliated entities on behalf of the Company and are allocated at cost based on specific identification or other reasonable methods. Significant transactions with affiliated entities are described below.

(a) General and Administrative Expenses

The Company reimburses International for providing certain administrative services to the Company. These services, which consist primarily of accounting, treasury, tax, and legal services, are allocated to the Company at cost, which includes salaries, related benefits, and overhead. Allocations for services are generally based on actual time spent by affiliated associates with respect to the Company. International and its affiliates charged the Company approximately $21,500 and $3,000 for theses services for the years ended December 31, 2006 and 2005, respectively.

(b) Advances to Jones International, Ltd.

Periodically, International (1) remits funds on behalf of the Company to third parties and affiliates in payment for products and services purchased by the Company, and (2) receives funds on behalf of the Company in payment for products and services provided by the Company. These amounts are then reimbursed from or to International on a monthly basis. Due to their short-term nature, amounts outstanding with International are classified as a current asset or liability in the accompanying balance sheets. Of the amount advanced to the Company during 2006, $50,000 was contributed to the Company as capital contributions.

(4) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, which may fluctuate on a daily basis, of the greater of $5,000 or 12 ½ percent for the first year of membership and 6 2/3 percent thereafter of aggregate indebtedness, as defined by such provisions. In addition, the Company is required by a state securities commission to maintain a minimum net capital balance of $5,000, as defined by such commission. As of December 31, 2006, the Company's minimum required net capital under Rule 15c3-1 was $5,000, and its actual net capital was $58,129.

(5) Income Taxes

The Company participates in filing a consolidated tax return with International under the terms of a tax sharing agreement with International and its subsidiaries. Pursuant to the terms of the tax sharing agreement, tax benefits (provisions) are allocated to the members of the tax sharing group based on their respective pro rata contribution of taxable income or loss to International's consolidated taxable income or loss. The Company recognized a current income tax benefit of $419 and $681 for the years ended December 31, 2006 and 2005, respectively. Current income tax benefits recognized by the Company are recorded as an increase of net amounts due from International.

The tax sharing agreement gives International the option to either make a payment of the tax benefits due to the subsidiary or to defer such payments until a subsequent taxable period in which the subsidiary member generates taxable income and has a tax payment due (either to International or to a federal or state taxing authority). Such payments may be deferred by International for a period not to exceed five years from the date the tax benefits were earned and will accrue interest at the prime rate in effect at the time the deferred amount originates.

A deferred tax liability or asset is required to be recorded if there are temporary differences between the financial reporting and tax bases of assets and liabilities multiplied by the enacted tax rates that are expected to be in effect when these differences reverse. The Company's significant temporary differences are associated with the deductibility of federal and state tax net operating losses. A valuation allowance must be established for any portion of deferred tax assets if it is deemed more likely than not that a tax benefit will not be realized. As of December 31, 2006 and 2005, deferred tax assets, net of the valuation allowance, were $0.

The approximate income tax benefit on income before income taxes consists of the following:

	Year ended December 31, 2006	Year ended December 31, 2005
Current income taxes:		
Federal income tax benefit	$ 16,200	$ 3,500
State income tax benefit	1,400	300
Total current income tax benefit	17,600	3,800
Nonutilized income tax benefit	(17,200)	(3,100)
Other	—	—
Total income tax benefit, net	$ 400	$ 700

JONES INTERNATIONAL SECURITIES, LTD.

Notes to Financial Statements

December 31, 2006

The approximate tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are as follows:

		Year ended December 31, 2006		Year ended December 31, 2005
Deferred tax assets:				
Federal tax net operating loss carryforward	$	18,800	$	2,900
State tax net operating loss carryforward		1,600		300
Total deferred tax assets		20,400		3,200
Less valuation allowance		(20,400)		(3,200)
Deferred tax assets, net	$	—	$	—

At December 31, 2006, the Company has net operating loss carry forwards for State income tax purposes in the amount of approximately $54,000, which are available to offset future State taxable income, if any, through 2025 and 2026. At December 31, 2006, the Company has net operating loss carry forwards for Federal income tax purposes in the amount of approximately $54,000 which are available to offset future Federal taxable income, if any, through 2026. The Company has recorded a valuation allowance against net deferred tax assets as it is more likely that the Company will not be able to realize the assets. The valuation allowance increased by approximately $17,200 and $3,200 in 2006 and 2005, respectively.

SCHEDULE I

JONES INTERNATIONAL SECURITIES, LTD.

(A Wholly Owned Subsidiary of Jones International, Ltd.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEUMBER 31, 2006

Computation of Net Capital:		
Total stockholder's equity (from statement of financial condition)	$	72,768
Total stockholder's equity qualified for net captial	$	72,768
Deductions:		
Nonallowable assets:		
Advances to Jones International, Ltd.		13,807
Prepaid insurance		832
Total deductions		14,639
Net capital	$	58,129
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (12.5% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	53,129
Reconciliation with Company's Computation		
(included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company Part II (unaudited) FOCUS report	$	58,129
Adjustments to reconcile to regulatory net capital per above		-
Net capital per above	$	58,129

SCHEDULE II

JONES INTERNATIONAL SECURITIES, LTD.

(A Wholly Owned Subsidiary of Jones International, Ltd.)

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1)(iii), since the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

To Board of Directors
Jones International Securities, Ltd:

In planning and performing our audit of the financial statements of Jones International Securities, Ltd., (the Company) for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate as of December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hein & Associates LLP

Hein & Associates LLP
Denver, Colorado
February 26, 2007

END